RECEIVED
2006 APR 27 A 11:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Givaudan

06012870

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SUPPL

Vernier, 24 April 2006
RG/rmj6740
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Notices to creditors (capital reduction procedure)	12, 13, 18 April 2006	A

We are of course at your disposal should you need any further information.

Yours sincerely,

PROCESSED
APR 27 2006
THOMSON FINANCIAL

Givaudan SA

P. de Rougemont R. Garavagno

Enclosures mentioned

Givaudan SA Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

1214 Vernier

1

AZ 3000 Bern 1
Postcode 1

File N° 12G3-2B-82-5087

No 72 Mittwoch, 12.04.2006 124. Jahrgang

No 72 Mercredi, 12.04.2006 124. année

No 72 Mercoledì, 12.04.2006 124. annata

shab.ch fosc.ch fusc.ch

Schweizerisches Handelsamtsblatt

Feuille officielle suisse du commerce

Foglio ufficiale svizzero di commercio

Première publication

1. *Raison sociale (nom) et siège de la société anonyme:* **Givaudan SA, Vernier**
2. *Valeur nominale du capital-actions jusqu'à présent:* CHF 74'000'000
3. *Nouvelle valeur nominale du capital-actions:* CHF 72'000'000
4. *Décision de réduction par:* Assemblée générale ordinaire des actionnaires
5. *Date de la décision:* 07.04.2006
6. *Echéance de préavis des créances:* **19.06.2006**
7. *Adresse pour la déclaration des créances:* Givaudan SA, 5, chemin de la Parfumerie, 1214 Vernier
8. *Indication: Les créanciers peuvent annoncer leurs créances pour obtenir un paiement ou des sûretés.*
9. *Remarques:* La réduction du capital-actions se fait par l'annulation de 200'000 actions de CHF 10.- chacune, nominatives, acquises par la société.

Etude Gampert & Demierre, notaires
1204 Genève

(00163423)

Chemin de la Parfumerie 5
1214 Vernier

13445
1

AZ 3000 Bern 1
Postcode 1

File N° 12G3-28-82-5087

No 73 Donnerstag, 13.04.2006 124. Jahrgang — No 73 Jeudi, 13.04.2006 124. année — No 73 Giovedì, 13.04.2006 124. annata

shab.ch fosc.ch fusc.ch

Schweizerisches Handelsamtsblatt — Feuille officielle suisse du commerce — Foglio ufficiale svizzero di commercio

Deuxième publication

1. *Raison sociale (nom) et siège de la société anonyme:* **Givaudan SA, Vernier**
2. *Valeur nominale du capital-actions jusqu'à présent:* CHF 74'000'000
3. *Nouvelle valeur nominale du capital-actions:* CHF 72'000'000
4. *Décision de réduction par:* Assemblée générale ordinaire des actionnaires
5. *Date de la décision:* 07.04.2006
6. *Echéance de préavis des créances:* **19.06.2006**
7. *Adresse pour la déclaration des créances:* Givaudan SA, 5, chemin de la Parfumerie, 1214 Vernier
8. *Indication: Les créanciers peuvent annoncer leurs créances pour obtenir un paiement ou des sûretés.*
9. *Remarques:* La réduction du capital-actions se fait par l'annulation de 200'000 actions de CHF 10.- chacune, nominatives, acquises par la société.

Etude Gampert & Demierre, notaires
1204 Genève

(03332794)

...e juridique
... de la Parfumerie 5
...ernier

13445
1

008

AZ 3000 Bern 1
Postcode 1

File No° 1263-28-82-5087

No 74 Dienstag, 18.04.2006 124. Jahrgang
No 74 Mardi, 18.04.2006 124. année
No 74 Martedì, 18.04.2006 124. annata

shab.ch fosc.ch fusc.ch

Schweizerisches Handelsamtsblatt
Feuille officielle suisse du commerce
Foglio ufficiale svizzero di commercio

Troisième publication

1. *Raison sociale (nom) et siège de la société anonyme:* **Givaudan SA, Vernier**
2. *Valeur nominale du capital-actions jusqu'à présent:* CHF 74'000'000
3. *Nouvelle valeur nominale du capital-actions:* CHF 72'000'000
4. *Décision de réduction par:* Assemblée générale ordinaire des actionnaires
5. *Date de la décision:* 07.04.2006
6. *Echéance de préavis des créances:* **19.06.2006**
7. *Adresse pour la déclaration des créances:* Givaudan SA, 5, chemin de la Parfumerie, 1214 Vernier
8. *Indication: Les créanciers peuvent annoncer leurs créances pour obtenir un paiement ou des sûretés.*
9. *Remarques:* La réduction du capital-actions se fait par l'annulation de 200'000 actions de CHF 10.- chacune, nominatives, acquises par la société.

Etude Gampert & Demierre, notaires
1204 Genève

(03335224)